ACP Funds Trust SC TO I

EXHIBIT (B)

Offer to Purchase

ACP FUNDS TRUST

OFFER TO PURCAHSE SHARES

 DATED APRIL 1, 2014

THE OFFER AND WITHDRAWAL RIGHTS WILL EXPIRE AT 11:59 P.M. EASTERN TIME,

MAY 1, 2014, UNLESS THE OFFER IS EXTENDED

To the Shareholders of ACP Funds Trust:

ACP Funds Trust, a closed-end, non-diversified, management investment company organized as a Delaware statutory trust (the “Trust”), is offering to purchase for cash on the terms and conditions set forth in this offer to purchase (“Offer to Purchase”) and the related Letter of Transmittal (which together with the Offer to Purchase constitutes the “Offer”) an amount of Shares (as defined below), including fractions thereof, with an aggregate net asset value up to and including twenty percent (20%) of the net assets of the ACP Institutional Series Strategic Opportunities Fund, a Series of the ACP Funds Trust; (the “Feeder Fund”). The offer is being made pursuant to tenders by shareholders of the Feeder Fund (“Shareholders”) at the purchase price. The purchase price (“Purchase Price”) is an amount equal to the net asset value of the Shares of the Fund as of the close of the regular trading session of the New York Stock Exchange on June 30, 2014 (the “Net Asset Value Determination Date”). You will be receiving with this Offer to Purchase, a Summary Term Sheet dated April 1, 2014 and Letter of Transmittal, which as amended or supplemented from time to time constitute the repurchase offer (the “Offer to Purchase”). This Offer will expire on May 1, 2014 (the “Expiration Date”). As used in the Offer, the term “Share” or “Shares” refers to the shares of beneficial interest in the Fund, and includes all or any portion of a Shareholder’s Shares, including fractions thereof, as the context requires. This Offer is being made to all Shareholders and is subject to certain conditions described below. Shares are not traded on any established trading market and are subject to strict restrictions on transferability.

Shareholders tendering their Shares should also note that they will remain shareholders in the Feeder Fund, with respect to the Shares tendered and accepted for purchase by the Feeder Fund, through the Net Asset Value Determination Date. Accordingly, the value of tendered Shares will remain at risk until this Valuation date, because of its investment pursuant to the Feeder Fund’s investment program.

Any tendering Shareholders who wish to obtain the estimated net asset value of their Shares should contact Ascendant Capital Partners LP at the telephone number or address set forth below, Monday through Friday, except holidays, during normal business hours of 8:00 a.m. to 5:00 p.m. (Eastern Time). Shareholders desiring to tender all or a portion of their shares in accordance with the terms of the Offer should complete and sign the attached Letter of Transmittal and mail or fax to the Fund’s Administrator in the manner set forth in Section 4 below.

IMPORTANT

The Trust’s Board of Trustees (the “Board of Trustees”) unanimously approved the Purchase Offer. However, none of the ACP Funds Trust, the Adviser, or the Board of Trustees makes any recommendation to any Shareholder as to whether to tender Shares. Shareholders are urged to evaluate carefully all information in the Offer to Purchase and Letter of Transmittal, consult their own financial and tax advisors and make their own decision whether or not to tender Shares for repurchase.

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This transaction has not been approved or disapproved by the Securities and Exchange Commission (the “SEC”) nor has the SEC or any state securities commission passed on the fairness or merits of such transaction or on the accuracy or adequacy of the information contained in this document. Any representation to the contrary is unlawful.

Questions and requests for assistance and requests for additional copies of the Offer may be directed to Ascendant Capital Partners LP.

Ascendant Capital Partners LP

 150 N. Radnor Chester Rd. Suite C-220

Radnor, PA 19087

Attn: Tender Offer Administrator

 Phone: (610) 688-4180

Fax: (610) 688-4710

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TABLE OF CONTENTS

ITEM I.	SUMMARY TERM SHEET

1.	Background and Purpose of the Offer

2.	Offer to Purchase and Price

3.	Amount of Tender

4.	Procedure for Tenders

5.	Withdrawal Rights

6.	Purchases and Payment

7.	Certain Conditions of the Offer

8.	Certain Information About the Fund

9.	Certain Federal Income Tax Consequences

10.	Miscellaneous

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ACP FUNDS TRUST

ITEM I: SUMMARY TERM SHEET

ACP Funds Trust Offer to Purchase as of June 30, 2014

 Up to twenty percent (20%) of the Shares of the

 ACP Institutional Series Strategic Opportunities Fund

 A Series of the ACP Funds Trust

 at Net Asset Value

Summary Term Sheet

•	As stated in the offering documents of ACP Funds Trust (hereinafter “we,” “us,” or the “Trust”), we will purchase your shares of beneficial interest (“Shares”) at their net asset value (that is, the value of the Fund’s assets minus its liabilities, multiplied by the proportionate interest in the Fund you desire to tender). This offer to purchase Shares (the “Offer to Purchase”) will remain open until 11:59 p.m., Eastern Time, on May 1, 2014 unless the Offer is extended (the “Expiration Date”).

•	The Trust is registered under the Investment Company Act of 1940, as amended (the “1940 Act”), as a closed-end, non-diversified, management investment company. It is organized as a Delaware Statutory Trust. Currently, the ACP Funds Trust offers Shares of the ACP Institutional Series Strategic Opportunities Fund (a “Feeder Fund”). The ACP Institutional Series Strategic Opportunities Fund is a series of the ACP Funds Trust. The Trust is permitted to offer separate portfolios (“Feeder Funds”), and all payments received by the Trust for shares (“Shares”) of any Fund belong to that Fund. Each Fund has its own assets and liabilities. Shares of the Funds are not registered under the Securities Act of 1933, as amended (the “Securities Act”). Shares are not traded on any established trading market and are subject to strict restrictions on transferability pursuant to the Declaration of Trust. The Feeder Fund invests substantially all its assets in the Master Fund, the ACP Strategic Opportunities Fund II, LLC, which is conducting a contemporaneous offer to purchase up to twenty percent (20%) of its issued and outstanding beneficial interests at net asset value (the “Master Fund Purchase Offer”).

•	This Feeder Fund generally invests all of its assets in the ACP Strategic Opportunities Fund II, LLC (the “Master Fund”) under a master/feeder structure. The ACP Strategic Opportunities Fund II, LLC is referred to herein as the “Master Fund”. Shares of beneficial interest in the Portfolio (“Units”) are not registered under the Securities Act. Ascendant Capital Partners, LP (the “Investment Manager”) serves as the Investment Manager for both the ACP Funds Trust as well as the Master Fund. The Investment Manager invests the Master Fund’s Portfolio’s assets in a “fund of funds” investment style whereby it invests in other unregistered investment funds (i.e., hedge funds, referred to herein as “Underlying Funds”) that employ various investment styles.

•	The net asset value of the Shares will be calculated for this purpose as of June 30, 2014 (the “Net Asset Value Determination Date”). The Fund reserves the right to adjust the Net Asset Value Determination Date as a result of any extension of the Offer. The Feeder Fund will review the net asset value calculation of the Shares during the Fund’s audit for its fiscal year ending December 31, 2013, which the Fund expects to be completed by the end of February 2014 and the audited net asset value will be used to determine the final amount paid for tendered Shares.

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•	You may tender all or a portion of your Shares defined as a specific dollar value or a portion of your Shares above the required minimum capital account balance. If you tender all or a portion of your Shares and we purchase those Shares, we will give you a non-interest bearing, non-transferable promissory note (the “Note”) entitling you to an amount equal to the net asset value of the Shares tendered (valued in accordance with the Fund’s Amended and Restated Declaration of Trust (the “Declaration of Trust”)), determined as of the Net Asset Value Determination Date.

•	If you tender all of your Shares, the Note will be mailed to you and will entitle you to an initial payment in cash and/or marketable securities (valued according to the Declaration of Trust) equal to 95% of the unaudited net asset value of your Shares (the “Initial Payment”) which will generally be paid to you up to one month after the Net Asset Value Determination.

•	The Note will also entitle you to a contingent payment (the “Contingent Payment”) equal to the excess, if any, of (a) the net asset value of the Shares tendered as of the Net Asset Value Determination Date (as it may be adjusted based upon the next annual audit of the Fund’s financial statements) over (b) the Initial Payment. The Contingent Payment will be payable promptly after the completion of the Fund’s next annual audit.

•	If you tender a portion of your Shares, the Note will entitle you to a payment in cash/or marketable securities (valued in accordance with the Declaration of Trust) equal to 100% of the unaudited net asset value of the Shares which will generally be paid to you approximately one month after the Net Asset Value Determination Date or, if we have requested withdrawals of capital from any portfolio funds in order to fund the purchase of Shares, within approximately ten business days after we have received at least 95% of the aggregate amount withdrawn from such portfolio funds.

•	If you tender only a portion of your Shares you will be required to maintain a capital account balance equal to $25,000, or such other amount as is determined by the Board of Trustees. We reserve the right to purchase less than the amount you tender if the purchase would cause your capital account to have less than the required minimum balance.

•	If we accept the tender of all or a portion of your Shares, we will pay you your proceeds from: cash on hand, withdrawals of capital from the portfolio funds in which we have invested, the proceeds of the sale of and/or delivery of portfolio securities held by the Feeder Fund.

•	Following this summary is a formal notice of our offer to repurchase your Shares. Our Offer to Purchase remains open to you until 11:59 p.m., Eastern Time, on May 1, 2014, the expected Expiration Date of the Offer. Until that time, you have the right to change your mind and withdraw any tender of your Shares. You will also have the right to withdraw the tender of your Shares at any time after May 1, 2014, assuming your Shares have not yet been accepted for repurchase. Please see Letter of Withdrawal of Tender included.

•	If you would like us to purchase your Shares, you should (i) mail the Letter of Transmittal, enclosed with the Offer, to Pinnacle Fund Administration at 15720 John J. Delaney Drive, Suite 206, Charlotte, NC Attention: Dan Uttaro, or fax a completed and executed Letter of Transmittal to Pinnacle Fund Administration, at (704) 752-8997 so that it is received before 11:59 p.m., Eastern Time, on May 1, 2014.

We would like to take this opportunity to answer in this Summary Term Sheet some questions you may have regarding aspects of the Offer to Purchase and the forms you will need to submit if you decide to tender your Shares in the Offer.

This is only a summary overview of information relating to the Offer. Please read and carefully review the Offer to Purchase dated April 1, 2014 and related documents prior to making a decision regarding the Offer. You may also want to consult with your financial and tax advisors when considering the Offer.

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This Offer to Purchase expires at 12:00 midnight Eastern Time on the Expiration Date. The Offer is not conditioned on any minimum number of Shares being tendered. All tenders of Shares for purchase must be received in proper form by the Funds’ administrator, Pinnacle Fund Administration, LLC (the “Administrator”), by the Expiration Date.

What is the Offer to Purchase?

The Offer is an opportunity to redeem your Shares at net asset value.

Is this Offer to Purchase the only way I can sell my Shares?

No. You will be able to sell your Shares in future repurchase offers, as described in your Fund’s Confidential Private Placement Memorandum and the ACP Funds Trust’s Statement of Additional Information and Declaration of Trust dated as of April 1, 2003 (the “Declaration of Trust”).

What action must I take if I decide not to submit my Shares for repurchase in this Offer?

None.

What is the purchase price for Shares in the Offer to Purchase and how is it calculated?

The Purchase Price is an amount equal to the net asset value of a Shareholder’s Shares properly tendered and accepted by the Fund as of the Net Asset Value Determination Date. The Feeder Fund anticipates that it will pay a Shareholder the Purchase Price for every Share tendered and accepted, in cash. However, repurchases of Shares or portions thereof from Shareholders by the Feeder Fund may be paid, in the discretion of the Feeder Fund, in cash or by the distribution of securities in-kind or partly in cash and partly in-kind. All Investors will receive equal treatment. The Feeder Fund does not expect to distribute securities in-kind except in the unlikely event that making a cash payment would result in a material adverse effect on the Feeder Fund or on Shareholders not tendering Shares for repurchase. Any in-kind distribution of securities may consist of marketable or non-marketable securities (valued in accordance with the Declaration of Trust), which will be distributed to all tendering Shareholders on a pro-rata basis.

The initial calculation of the Feeder Fund’s net asset value on the Net Asset Value Determination Date may be estimated, and as such may be subject to later adjustment based on information reasonably available at that time, as described in the Feeder Fund’s Confidential Private Placement Memorandum and the Trust’s Statement of Additional Information and Declaration of Trust. The Feeder Fund will adjust the number of Shares repurchased from any particular Shareholder in the event that a more accurate valuation becomes available prior to the end of the month in which the Shares are repurchased by the Feeder Fund.

Shareholders can obtain the current net asset value per Share during the period of the Offer to Purchase by calling (610) 688-4180, between the hours of 9:00 a.m. and 5:00 p.m. Eastern Standard Time, Monday-Friday (except holidays). No one can accurately predict the net asset value of a Shareholder’s Shares on a future date. The net asset value on the Expiration Date may be higher or lower than the net asset value per share of beneficial interest on the Net Asset Value Determination Date.

How do I submit Shares for purchase if I want to participate in this Offer?

You should review the Offer to Purchase before making your decision to submit Shares for purchase. You should read the related Letter of Transmittal, complete it and submit any other documents required by the Letter of Transmittal. These materials must be received by the Administrator, in proper form, by the Expiration Date.

Participating Shareholders should carefully ensure that all information required in order to participate in the Offer has been provided and is accurate. The Feeder Fund is under no obligation to notify Shareholders of any errors or incomplete information in their submission. Tenders of Shares will not be deemed to have been made until all defects or irregularities have been cured or waived.

Why is the Fund making the Offer to Purchase?

The Feeder Fund is making the Offer to provide Shareholders with a source of liquidity for their Shares, as Shares of the Fund are not redeemable daily for cash, nor are they traded on a stock exchange. Shareholders can offer all or a portion of their Shares for repurchase only during the Feeder Fund’s repurchase offers.

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What should I consider in making a decision to participate in the Offer to Purchase?

The following discussion does not incorporate all factors that could impact your decision and is general in nature. Please consult the Offer to Purchase for more information.

Before making a decision, you should weigh the advantages and disadvantages of participating in the Offer. You should also consider that the Feeder Fund intends to make future repurchase offers so there will most likely be additional opportunities besides this Offer.

Whether or not you participate in the Offer to Purchase, there is a risk that the net asset value of your Shares may fluctuate following the Offer. The net asset value may increase or decrease in value between the Expiration Date and the Net Asset Value Determination Date.

The tender of Shares by a Shareholder will not affect the record ownership of such Shareholder for purposes of voting or entitlement to any distributions payable by the Fund to the Shareholder unless and until such Shares are repurchased. You should also note that although the Offer to Purchase expires on May 1, 2014, you remain a Shareholder in your Feeder Fund with respect to your tendered Shares that are accepted for purchase through June 30, 2014 when the net asset value of your Shares is calculated.

If I decide not to participate in the Offer to Purchase, how will that affect the Shares that I own?

The purchase of Shares pursuant to the Offer to Purchase will have the effect of increasing the proportionate interest in the Feeder Fund of Shareholders that do not tender Shares. Shareholders that retain their Shares may be subject to increased risks due to the reduction in the Fund’s aggregate assets resulting from payment for the Shares tendered. These risks include the potential for greater volatility due to decreased diversification. If the Fund’s aggregate assets are reduced, Shareholders that do not tender Shares will bear higher costs to the extent that certain expenses borne by the Fund are relatively fixed and may not decrease if assets decline. These effects may be reduced or eliminated to the extent that additional subscriptions for Shares are made by new and existing Shareholders from time to time. In order to pay for Shares and portions of Shares purchased pursuant to this Offer to Purchase, the Fund may liquidate portfolio holdings earlier than Barlow Partners Inc., LP (the “Investment Adviser”) would otherwise have caused these holdings to be liquidated, potentially resulting in losses or increased investment-related expenses.

Will I have to pay anything to participate in the Offer to Purchase?

You will not pay fees or commissions to the Feeder Fund in order to participate in the Offer. However, if your Shares are held through a Financial Intermediary (as defined in the Summary Offer Terms), the Financial Intermediary may charge you a fee to participate in the Offer and sending it to the Administrator.

May I withdraw my Shares after I have submitted them for purchase and, if so, by when?

Yes, you may withdraw your Shares at any time prior to 11:59 p.m., Eastern Time on May 1, 2014. A notice of withdrawal of Shares submitted in the Offer to Purchase must be timely received by the Administrator and the notice must specify the name of the Shareholder who submitted the Shares in the Offer, the number of Shares being withdrawn and the name of the registered owner, if different from the person who submitted the Shares in the Offer. Withdrawn Shares can again be submitted in the Offer by following the procedures of the Purchase Offer before the Expiration Date (including any extension period). Following the Expiration Date but before the Net Asset Value Determination Date, the Adviser may, in its sole discretion, permit a Shareholder to rescind such Shareholder’s tender of Shares. Please refer to the Form of Withdrawal of Tender.

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Is there a limit on the number of Shares I submit in the Offer to Purchase?

No. However, a Shareholder who tenders less than ninety percent (90%) of his or her Shares for purchase will be required to maintain a minimum capital account balance of $25,000, as of the Net Asset Value Determination Date. If a Shareholder tenders an amount that would cause the Shareholder’s account balance to fall below $25,000, the Fund reserves the right to reduce the amount to be purchased from the Shareholder so that the required minimum balance is maintained. Shareholders who tender ninety percent (90%) or more of their Shares will be deemed to have liquidated their investment. This means that the Fund does not permit shareholders to retain 10% or less of their investment after accepting the tender offer. Shareholders who tender at least ninety percent (90%), but less than all of their Shares, will have all of their Shares tendered. Therefore, these Shareholders will have their entire investment liquidated pursuant to the tender offer, and will no longer be Shareholders after the completion of the tender offer. Shareholders should consider this policy when deciding whether to tender their Shares, or what amount of their Shares to tender. Please refer to Summary Offer Terms for more information.

Is my participation in the Offer to Purchase a taxable transaction for U.S. federal income tax purposes?

In general, a Shareholder who tenders all Shares held, or Shares considered to be held under certain attribution rules of the U.S. Internal Revenue Code of 1986, as amended, will be treated as having sold its Shares and generally will realize a capital gain or loss.  If a Shareholder tenders fewer than all of its Shares, the Shareholder may be treated as having received a taxable dividend upon the tender of its Shares.  Shareholders should also consult their tax advisor to discuss their individual circumstances.

May the Offer to Purchase be extended?

The Expiration Date is at 11:59 p.m., Eastern Standard Time on May 1, 2014, unless extended. A Feeder Fund may extend the period of time the Offer is open. Shareholders will be notified of any such extension in writing at the Shareholder’s address of record, no later than five (5) business days after the previously scheduled Expiration Date.

Is there any reason Shares submitted in the Offer to Purchase would not be accepted?

The Feeder Fund has reserved the right to reject any and all requests to participate in the Offer it determines not to be in appropriate form. The Offer to Purchase is not conditioned upon submission of a minimum number of Shares.

The Feeder Fund will purchase tendered Shares on a pro rata basis in the event that Shareholders tender more than twenty percent (20%) of the Shares of the Fund or the Fund cannot efficiently liquidate underlying positions in order to repurchase Shares for cash.

Concurrent with the Offer to Purchase, ACP Strategic Opportunities Fund II, LLC (the “Master Fund”) is also offering to repurchase its securities from its members.  The Master Fund is offering to repurchase twenty percent (20%) of its units of beneficial interest (“Units”).  If the Master Fund’s Offer to Purchase is fully or over-subscribed it may affect the Feeder Fund’s ability to redeem their respective units in the Master Fund which in turn may affect its ability to fund the repurchase of Shares by its respective Shareholders in connection with the Offer to Purchase.

How do I obtain additional information?

Questions and requests for assistance should be directed to the Adviser at (610) 688-4180. Requests for additional copies of the Offer to Purchase and the Letter of Transmittal should be directed to the Administrator.

The Letter of Transmittal should be sent to the Administrator by MAY 1, 2014 at the following address:

Pinnacle Fund Administration, LLC

Attn: Dan Uttaro

15720 John J. Delaney Drive, Suite 206

Charlotte NC 28277

PH: 704-927-5402

FX: 704-752-8997

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1. BACKGROUND AND PURPOSE OF THE OFFER. The purpose of this Offer is to provide liquidity to Shareholders who hold Shares, as contemplated by and in accordance with the procedures set forth in the Feeder Fund’s Prospectus Confidential Private Placement Memorandum dated October 1, 2003, as amended updated on July 30, 2009 (the “Prospectus”). The Prospectus, which was provided to each Shareholder in advance of subscribing for Shares, provides that the Board of Trustees has the discretion to determine whether the Feeder Fund will purchase Shares from Shareholders from time to time pursuant to written tenders. The Prospectus also states that Ascendant Capital Partners LP, the investment sub-adviser of the Feeder Fund (the “Sub-Adviser”), expects that it will recommend to the Board of Trustees that the Feeder Fund purchase Shares from Shareholders up to four times each year, effective as of the last day of each calendar quarter. Because there is no secondary trading market for Shares and transfers of Shares are prohibited without prior approval of the Feeder Fund, the Board of Trustees has determined, after consideration of various matters, including but not limited to those set forth in the Prospectus Confidential Private Placement Memorandum, that the Offer is in the best interest of Shareholders in order to provide liquidity for Shares as contemplated in the Prospectus.

The purchase of Shares pursuant to the Offer will have the effect of increasing the proportionate interest in the Feeder Fund of Shareholders that do not tender Shares. Shareholders that retain their Shares may be subject to increased risks due to the reduction in the Fund’s aggregate assets resulting from payment for the Shares tendered. These risks include the potential for greater volatility due to decreased diversification. A reduction in the aggregate assets of the Feeder Fund may result in Shareholders that do not tender Shares bearing higher costs to the extent that certain expenses borne by the Fund are relatively fixed and may not decrease if assets decline. These effects may be reduced to the extent that additional subscriptions for Shares are made by new or existing Shareholders.

Shares that are tendered to the Feeder Fund in connection with this Offer will be retired. The Fund may accept subscriptions for Shares on the first day of each month, but is under no obligation to do so.

2. OFFER TO PURCHASE AND PRICE. Subject to the conditions of the Offer, the Feeder Fund will purchase Shares in an amount up to and including 20% of the net assets of the Feeder Fund (or approximately $8,045,040 million as of February 28, 2014) that are tendered by Shareholders and not withdrawn (in accordance with Section 5 below) prior to 11:59 p.m., Eastern Time, on the Expiration Date. The Fund reserves the right to extend, amend or cancel the Offer as described in Sections 3 and 7 below. The purchase price of Shares tendered will be its net asset value as of the Net Asset Value Determination Date, payable as set forth in Section 6.

As of the close of business on February 28, 2014, the net asset value of the ACP Institutional Series Strategic Opportunities Fund was $40,225,200 (with a net asset value per Share of $14.58). Shareholders may obtain monthly estimated net asset value information, which the Feeder Fund calculates based upon the information it receives from the managers of the portfolio funds in which the Feeder Fund invests, until the expiration of the Offer, by contacting the Adviser at the telephone number (610) 688-4180, Monday through Friday, except holidays, during normal business hours of 8:00 a.m. to 4:00 p.m. (Eastern Time).

3. AMOUNT OF TENDER. Subject to the limitations set forth below, Shareholders may tender all or a portion of their Shares defined as a specific dollar value or the portion of their Shares above the required minimum capital account balance, as described below. A Shareholder that tenders for repurchase only a portion of its Shares will be required to maintain a capital account balance equal to $25,000. If a Shareholder tenders an amount that would cause the Shareholder’s capital account balance to fall below the required minimum, the Feeder Fund reserves the right to reduce the amount to be purchased from such Shareholder so that the required minimum balance is maintained. The Offer is being made to all Shareholders and is not conditioned on any minimum amount of Shares being tendered.

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If the amount of Shares that are properly tendered pursuant to the Offer and not withdrawn pursuant to Section 5 below is less than or equal to approximately 20% of the net assets of the Feeder Fund (or such greater amount as the Feeder Fund may elect to purchase pursuant to the Offer), it will, on the terms and subject to the conditions of the Offer, purchase all of the Shares so tendered unless the Feeder Fund elects to cancel or amend the Offer, or postpone acceptance of tenders made pursuant to the Offer, as provided in Section 7 below. If Shareholders tender for purchase more than twenty percent (20%) of the outstanding Shares of the Feeder Fund during the offering period, the Feeder Fund may (but is not obligated to) increase the outstanding Shares that the Feeder Fund is offering to purchase by up to two percent (2.00%) on the Expiration Date. The Feeder Fund may increase the outstanding Shares to be purchased or the Feeder Fund may decide not to do so. In either case, if the outstanding Shares tendered for purchase exceeds more than twenty percent (20%) of the outstanding Shares of the Feeder Fund, the Feeder Fund will purchase only a pro rata portion of the Shares tendered by each Shareholder. Additionally, it will purchase tendered Shares on a pro rata basis in the event that it cannot efficiently liquidate underlying positions in the Master Fund in order to purchase tendered Shares for cash.

4. PROCEDURE FOR TENDERS. Shareholders wishing to tender Shares pursuant to the Offer should mail a completed and executed Letter of Transmittal to: Pinnacle Fund Administration, Attn: Dan Uttaro at 15720 John J. Delaney Drive, Suite 206, Charlotte, NC 28277, or fax a completed and executed Letter of Transmittal to Pinnacle Fund Administration, at (704) 752-8997. The completed and executed Letter of Transmittal must be received by Pinnacle Fund Administration, either by mail or by fax, no later than 11:59 p.m., Eastern Time, on the Expiration Date.

Shareholders wishing to confirm receipt of a Letter of Transmittal may contact Pinnacle Fund Administration by calling (704) 752-8996. The method of delivery of any documents is at the election and complete risk of the Shareholder tendering Shares including, but not limited to, the failure of Pinnacle Fund Administration to receive any Letter of Transmittal or other document submitted by facsimile transmission. All questions as to the validity, form, eligibility (including time of receipt) and acceptance of tenders will be determined by the Fund, in its sole discretion, and such determination shall be final and binding. The Feeder Fund reserves the absolute right to reject any or all tenders determined by it not to be in appropriate form (e.g., if the tender documents are not properly executed) or the acceptance of or payment for which would, in the opinion of counsel for the Feeder Fund, be unlawful. The Feeder Fund also reserves the absolute right to waive any of the conditions of the Offer or any defect in any tender with respect to any particular Shares or any particular Shareholder, and the Feeder Fund’s interpretation of the terms and conditions of the Offer will be final and binding. Unless waived, any defects or irregularities in connection with tenders must be cured within such time as it shall determine. Tenders will not be deemed to have been made until the defects or irregularities have been cured or waived. None of the Feeder Fund, the Adviser or the Board of Trustees shall be obligated to give notice of any defects or irregularities in tenders, nor shall any of them incur any liability for failure to give such notice.

5. WITHDRAWAL RIGHTS. Any Shareholder tendering Shares pursuant to this Offer may withdraw such tender at any time prior to or on the Expiration Date and, at any time after May 1, 2014, assuming such Shareholder’s Shares have not yet been accepted for purchase by the Feeder Fund. To be effective the notice of withdrawal of a tender must be timely received by Pinnacle Fund Administration, Attn: Dan Uttaro at 15720 John J. Delaney Drive, Suite 206, Charlotte, NC 28277. A form to use to give notice of withdrawal of a tender is available by calling Pinnacle Fund Administration by calling (704) 752-8996. All questions as to the form and validity (including time of receipt) of notices of withdrawal of a tender will be determined by the Feeder Fund, in its sole discretion, and such determination will be final and binding. A tender of Shares properly withdrawn will not thereafter be deemed to be tendered for purposes of the Offer. However, withdrawn Shares may be tendered again prior to the Expiration Date by following the procedures described in Section 4.

6. PURCHASES AND PAYMENT. For purposes of the Offer, the Feeder Fund will be deemed to have accepted (and thereby purchased) Shares that are tendered as, if and when it gives written notice to the tendering Shareholder of its election to purchase such Shares. As stated in Section 2 above, the purchase price of Shares tendered by any Shareholder will be the net asset value thereof as of the Net Asset Value Determination Date.

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If a Shareholder tenders all of its Shares, the Note will entitle the Shareholder to an initial payment in cash and/or marketable securities (valued in accordance with the Declaration of Trust) equal to 95% of the unaudited net asset value of the Shares tendered by the Shareholder that is accepted for purchase by the Feeder Fund (the “Initial Payment”). Payment of this amount will be made up to one month after the Net Asset Value Determination Date or, if the Feeder Fund has requested withdrawals of its capital from any portfolio funds in order to fund the purchase of Shares, within approximately ten business days after the Fund has received at least 95% of the aggregate amount withdrawn by the Feeder Fund from such portfolio funds.

The Note will also entitle the Shareholder to receive a contingent payment equal to the excess, if any, of (a) the net asset value of the Shares tendered and accepted for purchase by the Feeder Fund as of the Net Asset Determination Date, determined based on the audited financial statements of the Fund for its fiscal year ending December 31, 2013, over (b) the Initial Payment (the “Contingent Payment”). The Note will be delivered to the tendering Shareholder in the manner set forth below within ten calendar days after the acceptance of the Shareholder’s Shares. The Contingent Payment will be payable (in the manner set forth below) promptly after completion of the audit of the financial statements of the Fund for its fiscal year. It is anticipated that the audit of the Fund’s financial statements will be completed within 60 days after December 31, 2013.

If a Shareholder tenders a portion of its Shares, the Note will entitle the Shareholder to a payment in cash and/or marketable securities (valued in accordance with the Declaration of Trust) equal to 100% of the unaudited net asset value of the Shares tendered by the Shareholder that is accepted for purchase by the Feeder Fund (subject to adjustment upon completion of the next annual audit of the Feeder Fund’s financial statements). Payment pursuant to the Note will be made to the Shareholder approximately one month after the Net Asset Determination Date, or, if the Feeder Fund has requested withdrawals of its capital from any portfolio funds in order to finance the purchase of Shares, within ten business days after the Fund has received at least 95% of the aggregate amount withdrawn by the Feeder Fund from such portfolio funds.

Although the Feeder Fund has retained the option to pay all or a portion of the purchase price by distributing marketable securities, the purchase price will be paid entirely in cash except in the unlikely event that the Board of Trustees determines that the distribution of securities is necessary to avoid or mitigate any adverse effect of the Offer on the remaining Shareholders of the Fund.

The Note pursuant to which a tendering Shareholder will receive payment (the “Cash Payment”) will be mailed directly to the tendering Shareholder. Any Cash Payment due pursuant to the Note will be made by wire transfer or check directly to the tendering Shareholder to an account previously designated by the Shareholder.

The Feeder Fund expects that the purchase price for Shares acquired pursuant to the Offer, which will not exceed 20% of the net assets of the Feeder Fund (unless the Feeder Fund elects to purchase a greater amount) will be derived from: (a) cash on hand; or (b)  the proceeds of the sale of securities and portfolio assets held by the Feeder Fund.

7. CERTAIN CONDITIONS OF THE OFFER. The Feeder Fund reserves the right, at any time and from time to time, to extend the period of time during which the Offer is pending by notifying Shareholders of such extension. The purchase price of Shares tendered by any Shareholder will be the net asset value thereof as of the Net Asset Value Determination Date. During any such extension, all Shares previously tendered and not withdrawn will remain subject to the Offer. The Feeder Fund also reserves the right, at any time and from time to time up to and including acceptance of tenders pursuant to the Offer, to: (a) cancel the Offer in the circumstances set forth in the following paragraph and in the event of such cancellation not to purchase or pay for any Shares tendered pursuant to the Offer; (b) amend the Offer; and (c) postpone the acceptance of Shares. If the Feeder Fund determines to amend the Offer or to postpone the acceptance of Shares tendered, it will, to the extent necessary, and as may be required by the federal securities laws, extend the period of time during which the Offer is open as provided above and will promptly notify Shareholders.

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The Feeder Fund may cancel the Offer, amend the Offer or postpone the acceptance of tenders made pursuant to the Offer if: (a) the Feeder Fund would not be able to liquidate portfolio securities in a manner that is orderly and consistent with the Fund’s investment objectives and policies in order to purchase Shares tendered pursuant to the Offer; (b) there is, in the judgment of the Board of Trustees, any (i) legal action or proceeding instituted or threatened challenging the Offer or otherwise materially adversely affecting the Fund, (ii) declaration of a banking moratorium by Federal or state authorities or any suspension of payment by banks in the United States or New York State that is material to the Feeder Fund, (iii) limitation imposed by Federal or state authorities on the extension of credit by lending institutions, (iv) suspension of trading on any organized exchange or over-the-counter market where the Feeder Fund has a material investment, (v) commencement of war (the current conflicts in the Middle East do not satisfy this condition), significant change in armed hostilities or other international or national calamity directly or indirectly involving the United States since the commencement of the Offer that is material to the Feeder Fund, (vi) material decrease in the net asset value of the Fund from the net asset value of the Fund as of commencement of the Offer, or (vii) other event or condition that would have a material adverse effect on the Fund or its Shareholders if Shares tendered pursuant to the Offer were purchased; or (c) the Board of Trustees determines that it is not in the best interest of the Feeder Fund to purchase Shares pursuant to the Offer. However, there can be no assurance that the Fund will exercise its right to extend, amend or cancel the Offer or to postpone acceptance of tenders pursuant to the Offer.

8. CERTAIN INFORMATION ABOUT THE FUND. The Feeder Fund is registered under the Investment Company Act of 1940, as amended (the “1940 Act”), as a closed-end, non-diversified, management investment company. It is organized as a Delaware statutory trust. The principal office of the Feeder Fund is located at 150 N. Radnor Chester Rd., Suite C-220, Radnor, PA 19087, and the telephone number is (610) 688-4180. Shares are not traded on any established trading market and are subject to strict restrictions on transferability pursuant to the Declaration of Trust.

To the Feeder Fund’s knowledge, no executive officer, manager, or other affiliate plans to tender, and the Fund presently has no plans to purchase the Shares of any other executive officer, manager or other affiliate of the Feeder Fund pursuant to the Offer.

There have been no transactions involving Shares that were effected during the past 60 days by the Feeder Fund, the Adviser, any manager or any person controlling the Fund or the Adviser or any manager.

9. CERTAIN FEDERAL INCOME TAX CONSEQUENCES. The following discussion is a general summary of the Federal income tax consequences of the purchase of Shares by the Feeder Fund from Shareholders pursuant to the Purchase Offer. Shareholders should consult their own tax advisors for a complete description of the tax consequences of a purchase of their Shares by the Fund pursuant to the Purchase Offer.

In general, a Shareholder from whom Shares are purchased by the Feeder Fund will be treated as receiving a distribution from such Fund. Such Shareholders generally will not recognize income or gain as a result of the purchase, except to the extent (if any) that the amount of money received by the Shareholder exceeds such Shareholder’s then adjusted tax basis in such Shareholder’s Shares. A Shareholder’s basis in such Shareholder’s remaining Shares, if any, will be reduced (but not below zero) by the amount of money received by the Shareholder from the Fund in connection with the purchase. A Shareholder’s basis in such Shareholder’s Shares will be adjusted for income, gain or loss allocated (for tax purposes) to such Shareholder for periods through the Net Asset Value Determination Date. Money distributed to a Shareholder in excess of the adjusted tax basis of such Shareholder’s Shares is taxable as capital gain or ordinary income, depending on the circumstances. A Shareholder whose entire investment is purchased by the Fund may recognize a loss, but only to the extent that the amount of money received from such Fund is less than the Shareholder’s then adjusted tax basis in the Shareholder’s repurchased Shares. Pursuant to rules enacted by the American Jobs Creation Act of 2004, the tax basis of Fund assets might be decreased by the amount of taxable loss recognized by the Shareholders whose entire Shares are purchased by the Fund. Any such basis decrease, upon the disposition of such assets, could reduce the amount of taxable loss or increase the amount of taxable gain otherwise recognized by Shareholders who retain Shares in the Fund.

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Under Treasury regulations, if a Shareholder recognizes a loss with respect to Shares of $2 million or more for an individual Shareholder or $10 million or more for a corporate Shareholder, the Shareholder will likely have to file with the Internal Revenue Service a disclosure statement on Form 8886. Shareholders should consult their tax advisors to determine the applicability of these regulations in light of their individual circumstances.

10. MISCELLANEOUS. The Offer is not being made to, nor will tenders be accepted from, Shareholders in any jurisdiction in which the Offer or its acceptance would not comply with the securities or Blue Sky laws of such jurisdiction. The Fund is not aware of any jurisdiction in which the Offer or tenders pursuant thereto would not be in compliance with the laws of such jurisdiction. However, the Fund reserves the right to exclude Shareholders from the Offer in any jurisdiction in which it is asserted that the Offer cannot lawfully be made. The Fund believes such exclusion is permissible under applicable laws and regulations, provided the Fund makes a good faith effort to comply with any state law deemed applicable to the Offer.

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